UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ________)*

NutraFuels, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67091B104

(CUSIP Number)

6601 Lyons Road L 6, Coconut Creek, FL 33037, Telephone: 888-509-8901

(Name, Address and Telephone Number of PersonAuthorized to Receive Notices and Communications)

February 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)Lee White
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(see instructions)(a) ☐(b) ☐ N/A
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF (Personal Funds)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,687,475
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,687,475
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,687,475
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.71%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.

Common stock of Nutrafuels, Inc.

Item 2.  Identity and Background.

(a) Lee White

(b) Mr. White's business address is 130 S Rd Paget PG 06 Bermuda.

(c) N/A

(d) Mr. White has not been convicted in a criminal proceeding.

(e) Mr. White has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. White is a citizen of Bermuda.

Item 3.  Source or Amount of Funds or Other Consideration.

PF (Personal Funds)

Item 4.  Purpose of Transaction.

Investment

Item 5.  Interest in Securities of the Issuer.

As a result of Mr. White’s ownership of 2,687,475 common shares he holds 12.71% of Nutrafuels, Inc’s common shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lee White

March 4, 2014

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